                                                Filed by IMS Health Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                        Subject Company: IMS Health Incorporated
                                                   Commission File No. 001-14049

THE FOLLOWING IS A SCRIPT USED IN CONNECTION WITH A TELECONFERENCE WITH INVESTORS AND ANALYSTS ON MARCH 29, 2000:


                               IMS HEALTH/TRIZETTO

                          MODERATOR: ROBERT E. WEISSMAN
                                 MARCH 29, 2000
                                  7:00 A.M. MT


Operator:         Ladies and gentlemen, thank you for standing by. Welcome to the IMS Health / Trizetto conference call. At this time, all participants are in a listen only mode. Later we will conduct a question and answer session. At that time, if you have a question, you will need to press the one followed by the four on your push button phone. As a reminder, this conference is being recorded, Wednesday, March 29th, 2000. I would now like to turn the conference over to Mr. Jack Walsh, Vice President of Investor Relations at IMS Health. Please go ahead sir.

Jack Walsh:       Good morning, I'm Jack Walsh speaking on behalf of both IMS
                  Health and the Trizetto Group. And welcome to the IMS Health /
                  Trizetto Group merger investor conference call. As a standard procedure, I would like to read our Safe Harbor provision.
                  During today's conference call, we may make certain projections regarding the trends in our businesses, future events, and future financial performance. We would like to caution you that these events or statements are just predictions. And that actual events and results may differ.
                  Certain factors which could cause events or results to differ are described in our filings of IMS Health and the Trizetto
                  Group at the SEC.

                  This morning we have about 30minutes of formal remarks before we entertain your questions. In the interest of your time, we plan to limit the call to one hour. To follow along with our presentation, please go to our new merger Web site at www.triims.com. Participating on today's call are Bob Weissman, the Chairman of IMS Health, Jeff Margolis, the Chairman and CEO of the Trizetto Group, Vickie Fash, the CEO of IMS Health, Mike Sunderland, CFO of Trizetto, and Jim Malone, the acting CFO of IMS. Now I'll turn the call over to Bob Weissman. Bob...

Bob Weissman:     Thank you Jack and good morning everybody. Thank you all for joining us this morning. As you can imagine, this is a pretty exciting day for us. And so we'll go right into it. I get the opportunity to be the one to officially announce the merger of two great companies, Trizetto and IMS Health, creating the global leader in E-healthcare. This new entity brings to the market place a number of firsts. It is the first online-offline healthcare merger. It is the first Global
                  Portal for healthcare. And it is a pure B 2 B model. Now what this delivers are speed to market, first mover advantage, technology leverage, and market expansion. We have a lot of news to share with you this morning, and it's my pleasure now to introduce the executive management team of our new company;
                  Vickie Fash --,

Vickie Fash :     Hello, good morning everybody.

B. Weissman:      And Jeff Margolis.  So Vickie, why don't you take it first.

V. Fash: Thank you Bob. Good morning everyone. Let's start with a quick overview of IMS Health and Trizetto. IMS Health is the world's leading provider of information solutions for the pharmaceutical industry. Every major pharmaceutical buyer tech and hospital supply company in the world is an IMS client today. With over 40 years of experience, IMS's core competency is managing massive, complex databases, [unintelligible] digital assets. We routinely process 165 billion electronic records monthly worldwide. The information products we provide customers are mission critical to manage their market share and manage their sales forces. And we are truly a global, multi-national company, operating in over 100 countries worldwide. Now, here's Jeff Margolis to profile Trizetto. Jeff...

Jeff Margolis:    Thank you Vickie and good morning everybody. Vickie just
                  described IMS Health, and what a tremendous, tremendous opportunity to advance the business model of the Trizetto
                  Group through this combination of these two companies. The
                  Trizetto Group is the leading healthcare application services provider. And the only application services provider in the healthcare industry that offers, on a vendor neutral basis, pre-integrated solutions to help our customers, essentially, run their business from top to bottom, currently serving the payer and the provider markets. Trizetto also has the first business to business portal in healthcare, HealthWeb, which is meant to address the needs of workers in all types of healthcare entities, to be able to connect with workers in other healthcare entities. And I'll go more into that a little bit later in the presentation. It's put together the combination of application services and HealthWeb's business to business portal, along with information access and reporting capabilities requiring this industry decree an E-business engine that's uniquely able to support, as you'll see, the expanding customer base of Trizetto, as a result of this combination. Now to talk about the strategic rational behind this transaction, I'd like to turn this back over to Vickie.

V. Fash: Thanks Jeff. Let's turn to the transaction strategic rational structure and value proposition for investors. First the strategic rational. This merger is transforming, creating the global leader in B to B E-healthcare. It results in growth acceleration, both revenue growth and profitability. Importantly, it establishes a new business model. A sustainable Internet business model. Market opportunity expansion, for both companies, exists instantaneously. And it leverages the power of Trizetto's technology with IMS's global distribution channel.

                  Moving on, the transaction is structured as a merger, governance is shared. Board members include three outside directors from each company, plus Bob, Jeff, and myself. A joint management team, combining executives from both companies has been established. Shareholders representing an excess of Trizetto shares have already agreed to approve the transaction and to lock up their shares. Under the terms of a definitive merger agreement, IMS Health shareholders will receive .4655 shares of Trizetto for each IMS Health common share. This is, of course, a fixed exchange ratio, and there is no collar. With Trizetto as the legal acquirer, the transaction will be accounted for as a purchase with good will amortized over a three-year life. It is expected to be tax free to all shareholders. Based on Trizetto's closing share price yesterday, the field values IMS Health at $27.03 per share.

                  Moving on to the transaction structure, and if you're following on the Web cast, we're now on page 13, just as a check point. IMS Health will merge with Trizetto, we think roughly in the late summer time frame now, probably about August. Upon completion of the merger, the new company plans to issue three securities to all investors. First, IMS Health trading NYSE RX, representing the core IMS pharmaceutical market research and sales management businesses, issued as a tracking stock. Second, Trizetto trading NASDAQ TZIX, the high growth, application services provider ASP and Internet portal business will be combined with ERISCO, a provider of technology solutions supporting 70 million managed care lives. Third, a new security, Strategic Technologies, a leader in pharmaceutical relationship management which will be structured as a tax-free spin-off. Accordingly, current shareholders of both IMS Health and Trizetto will ultimately own three securities, IMS Health, Trizetto, and Strategic Technologies. Based on the transaction structures, business included in RX include the core IMS and Cognizant Technology Solutions. The new Trizetto incorporates Trizetto, ERISCO, and selected IMS Technology assets. Strategic Technologies becomes a separately traded, public company.

                  Net-net, what this structure accomplishes is; preserving the distinct equity profiles of each company while enabling common management. The RX equity profile is measured on a multiple of EPS, will reflect revenue growth in the mid-teens, operating margins in excess of 30 percent, strong positive cash flow with modest leverage.
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                  By way of contrast, Trizetto has a very typical Internet
                  profile. It will be measured on the market on a multiple of revenues. It has high revenue growth. We anticipate losses in 00, turning profitable in 01. It will reflect cash consumption. And it will have no leverage. Most important of all, the value proposition to IMS Health shareholders is; this is an Internet play. What it does is it really created two pure play equities at the same time, capturing really, the best of both worlds in the old economy and the new economy. It couples the very solid RX equity which will still have a visibility in the market, with the exciting new Trizetto profile. It also unlocks hidden value. For example, our Strategic Technologies business, this is a very strong business. We believe there is good opportunity here for multiple expansion, based on other comparable companies of similar nature, trading independently in the market today. Furthermore, we think this releases the value of ERISCO. By combining it with Trizetto, in essence you establish a huge, immediate footprint in the payer space, which we think has very good future value. Also, we think it will ultimately unlock the IMS Technology assets by combining those with the Trizetto Technology assets, and leveraging them into an Internet world. It also accelerates our Internet conversion of IMS that we've been speaking to you about for the last number of months. This is of course, a key step in the evolution of IMS. It will allow us to Web enable IMS much faster. It also broadens our market opportunity for the IMS business, by expanding into the broader healthcare arena and extending the very established IMS Information franchise model, ultimately to all segments of healthcare. As well, it opens up a world of new data sources across the entire medical economy for IMS, based on the power of the Web. And what this really does, is it takes us the next step in the evolution of the business. And we think we can generate a series of exciting new products, ultimately including the Holy Grail for Pharma , called outcomes, which can prove the efficacy of care. It also has financial advantages for the IMS business, including higher margins and enhanced, free cash flow. Finally, by gaining first mover advantage on the Internet, we sustain the current competitive leadership position of IMS on a worldwide basis. Now I'll pass it over to Jeff to talk about value to Trizetto investors.

Jeff Margolis:    Thanks Vickie. From a Trizetto investor standpoint, this is absolutely a terrific opportunity. The ASP business is all about, Vickie used the word footprint, it's all about footprint, getting our application solutions out into the market place. And we've done a very, very fine job, I think, of creating the vertical healthcare ASP market, and advancing that cause already. However, we're just beginning, we're just starting to scratch the tip of the iceberg here. And as we've talked with our customers, it becomes apparent that in addition to the types of applications and information they need, we can provide them today, they'd also like to understand what the impact of Pharma is on the way they use their information. Well, first of all, we're going to be able to accelerate the ASP revenue growth naturally through the additional synergies brought through the ERISCO combination here. Our growth in the payer should continue to accelerate as a result. Because we grow faster, quicker, we are still on track to achieve profitability in late 2001. However, as a larger company, and those of you familiar with the ASP model, ASP is a very real revenue model. We get per member per month subscription fees, which I'll go into shortly, and our underlying costs, related to software costs, people costs, and technology costs. As you advance the top line of that more quickly, what that means is as Trizetto turns profitable, the level of that profitability, and the margins, will expand.
                  Now, another thing that helps us with our growth is the ability to go global. Just think about the on the ground sales force opportunities that exist with IMS Health all over the world, with the sales force already used to selling an information delivery product. Now when I look at IMS, Vickie talked about unlocking the value and she mentioned Strategic
                  Technologies, but there's a tremendous value here within IMS
                  Health. This is a pure digital asset ladies and gentlemen.
                  This isn't unlocking, but what you hear, bricks and mortar, this is unlocking clicks and bits. This is taking information that is already in digital form and can be transported over the Internet, through the air, through whatever means is possible. And our ability to combine that with what we already do [with] our customers is very exciting. This of course, also helps us advance our underlying ASP services and HealthWeb services to the Pharma sector. And we have a built in mechanism now for fueling the growth of Trizetto. Trizetto is a high growth company, although those of you who are familiar with us know, we are very moderate compared to other types of Internet companies in our cash burn. That doesn't mean that if we had more cash, we couldn't grow faster. So, in fact, this allows us to accelerate that growth, very, very exciting. So now to talk more about growth acceleration and other things, I'll turn this back over to Vickie.

V. Fash: Thanks Jeff. So you can see, we're pretty excited about the value that we think we're going to be able to deliver to both IMS Health investors and Trizetto investors as a result of this combination. The summary of the financial transaction advantages, which Jim Malone will discuss in more detail is; growth acceleration, unlocking equity value, synergies which yield a good return, and upside in cost savings. Now I'll turn it back over to Jeff to discuss our market opportunity, business model and strategy. Jeff...

J. Margolis:      Thanks Vickie. For those of you following along [with] the presentation, we are now on slide number 19. When you look at the customers of the combined organizations going forward, we have providers that we consider any organization that lays hands on patients to make them better. We have payers that manage the entire healthcare dollar or payment streams through this system and are involved in transaction processing. And we have pharma, and in this case, pharma not only means the fine pharmaceutical companies that are the clients today of IMS
                  Health, but also our ability to offer services to the retail pharmacy sector, to the PBM sector as well.

                  Now, we all know that this is a big market. Healthcare is a $4 trillion global market. I'd like to talk about what portion of that market is addressable to us. On slide 20, for those of you following along, let's talk about how we advance the Trizetto business model under this business combination. For those of you unfamiliar with the concept behind Trizetto, Trizetto is derived [from] a musical term terzetto, which is a musical composition consisting of three parts. And if any of the three parts is not performed, the composition is considered to be incomplete.

                  Now it seems like there's a new technology announcement every day in the healthcare sector, relating to an application or technology, or an Internet invention, or so forth. But when you have the kind of domain expertise possessed in IMS Health and in Trizetto, what you realize is there's really three things healthcare enterprises need to do to run their businesses well from an information technology perspective. They need the underlying connectivity infrastructure, which is the nerve center of their company that allows them to connect to themselves and to connect to the outside world, including through the use of the Internet. They need the primary software applications and related business services that allow them to process their day to day business, whether they are providers, payers or pharma companies. And then they need to take all the data running around healthcare, one in seven occurrences of data in the United States alone is healthcare related, and turn that into useful information for decision making, which we'll talk about. So, what we're able to do for our customers, is wrap all three of those requirements together and deliver them at a cost predictable basis.

                  Now, who are we serving? If you're looking at the cube on the presentation, we are delivering these three services to the payers, to the providers, and to pharma our customers. Now the question is, what is our delivery mechanism for these? And we have three, as all things in Trizetto are three. We deliver services through the ASP on a recurring basis. We deliver information insight products, which allow customers to turn data into information and insight in the context of their type of business. And of course, we offer HealthWeb the business to business portal that allows the interconnection of these different organizations who are our customers. Next slide please.

                  Now, our business model is uniquely customer [unintelligible]. It's very important to understand that both IMS and Trizetto have a philosophy of helping [to] power up our customers. Any branding related to Trizetto, to IMS Health, to HealthWeb is collaborative in the sense that we want to make sure our customers are able to profligate their brands to their customers first and foremost. Now in doing so, we have another philosophical commonality, which is open access and free participation. We believe that our customers ought to be able to access what they want to access, when they want to access it. And we believe that the Internet is free. And that their use of the Internet in this access should be free as well. We're uniquely positioned with IMS Health as the Switzerland of information in the pharma industry. And Trizetto, already uniquely positioned as the Switzerland of healthcare information technology, using multiple solutions, from multiple suppliers, on multiple technology platforms.

                  Moving to the next slide, the global business to business portal concept is meant to place our customers at the center of their E-commerce world, not at the center of ours, at the center of theirs. There's a tremendous pedigree in both companies of strict privacy ethics, something IMS has been dealing with for years, and the Trizetto Group quickly becoming a leader in the United States right now in the development of solutions that allow our customers to be HIPPA compliant. All of this, we talk a lot about technology, but in context this is relying on domain expertise. And the combination of domain expertise here is at the heart of what we do.

                  Now our business model, again to emphasize, is empowering our customers. Payers, providers and pharma organizations receive services and product support from this combination of companies in order to help them serve their customers.

                  Now I want to quickly take you through our three digital product lines going forward. And those of you familiar with Trizetto, these will be somewhat familiar to you. The first of our services is the ASP to enable core business. Now if you're unfamiliar with ASP, healthcare is a fairly complicated industry in general, in fact, in almost all cases, any type of healthcare enterprise, whether it's payer, provider or pharma, needs multiple software applications and technologies to run its business. Traditionally, every time they had to integrate technology into their organization, they had to go out and find the software application, figure out what hardware they were going to host it on, how they were going to connect their various pieces together, how they were going to support it, how they were going to manage it, how they were going to integrate two software applications, much less 50, together that weren't meant to work together in the first place? How were they going to have proper security, which is becoming an intense issue on a legislative basis? And how do they take advantage of the use of the Internet? Well, under the ASP model, our customers subscribe to Trizetto. And on a monthly basis, they receive all these services I just listed for a predictable monthly fee tied to the volume of their business. Per member per month, per payers, per doctor or per physician per month, or providers, per desktop or per user per month. For other types of healthcare organizations such as benefits administrators. A very exciting value proposition that's catching on quickly.

                  Our second digital product line then, is the delivery of a global business to business portal. Simply stated, we understand that bringing the Internet to healthcare, not only means the Internet, but it means the ability to overlay working legacy systems, and by the way, we define legacy systems as any software application that actually works and is in production today. And let's face it guys, we have a tremendous, tremendous software development capability in this industry from partners, current partners of Trizetto who create industry leading applications. But we believe from a single browser enabled desktop, our customers ought to be able to access any of the applications, E-business information and services that they need to do their jobs. And because of the tremendous synergy between HealthWeb and the I-Squared portal, under development at IMS Health, we immediately have an ability to extend that on a multi-lingual basis.

                  OK, so, ASP product[s] deliver day to day services. The global business to business portal to assure that our customers can access all they need from a single desktop. And then our third digital product line, which is transforming data into insight. If you can run your business, if you can access the information you need, now you need to put it together. And you need to put it together to make administrative decisions to run your business. And you need to put it together to make clinical decisions to run your business. This new entity is going to be uniquely positioned, because of the pharma data in combination with payer and provider data, which will only be used on a permissive basis with our customers, to put together for them information insights they can not receive from any other company.

                  Now to quickly summarize the power of putting together these organizations, let's take a look at domain expertise. The resulting entity will have the highest domain expertise in pharma, payer, and provider. If you look at geographic presence, we will immediately be able to create opportunities to expand the full product lines of the company on a global basis. If you look at the application services product line, we will now be able to expand application services beyond payer and provider, into the pharma industry. If you look at the Global Portal, with the multi-lingual aspects of the Iceware portal, we will be able to deploy on a global basis. And the information context, this extremely high value segment which IMS does such a great job of handling in the pharma sector, will now be expandable in terms of our ability to gather research and aggregate data and put it together in context for our customers, to the pharma, payer, and provider industries. OK, Vickie, I'm flushed now, I'm so excited. I am going to turn this back to you and talk about how we grow this thing.

V. Fash: Thanks Jeff. For those of you following along, we are now on page 28. How do we grow this business going forward? We think there are many different ways to do so. For example, we have talked about a whole series of new information based products which sit at the nexus, at the intersection of these huge, huge data bases, that today are very, very fragmented all across the medical economy. Clearly there are Net enabling products just purely on an IMS basis alone. Those are going to be some of the first product opportunities that we pursue. So as you've heard us talking about, we're going to go after a series of new medical information based products, which access clinical data. And combine those products with our current pharmaceutical based products. And thus generate new insights on disease and treatment information at the global, national, and regional level. We think there are enormous opportunities here to Net enable these data bases, and the real key is merging them, is bringing them together, looking at them from a statistical perspective, generating meaningful insights to our customers, both in pharma and now to other healthcare constituents beyond pharma.

                  Another important growth driver will be the Web enablement and ASP process for our Erisco business. What this does, is it instantly combines 70 million covered lives with 10 million covered lives. It Net enables all those covered lives, all those payer systems. It's a very powerful mechanism for current ERISCO and Trizetto customers to move to the Web and gain efficiencies in terms of their own processing and cost savings going forward.

                  Another very clear, promising opportunity is to cross market the successful Trizetto ASP business model into the pharma sector. We already know from talking to our pharmaceutical customers on the IMS side of the house, that there is definitely demand here for this. For example, in our European operations, as you'll recall, the markets outside the United States are typically much more fragmented in terms of many, many, many local pharmaceutical companies in a given country. Many of these are not so technically sophisticated as their big pharma brothers. And we think there is enormous sales pull already inherent in the pharmaceutical industry for this technology ASP service.

                  Another important element in long term growth is the Web enablement of the digital pharma assets, namely IMS. As we've been discussing with you for some time, we have been moving IMS into the Internet world. The power of the Trizetto Technology engine, in essence, allows us to go much faster, much further.

                  And the final growth driver is the launch of the global B to B portal. Here we are going to combine, as Jeff mentioned, the existing HealthWeb portal with the current IMS I Squared portal, which is already on the market available today. And I believe it's up to six languages now and already installed in a number of our customers. The combination of these two will be very powerful and will be a pure B to B play.

                  Now, moving into the future. If you look at a new product roadmap, if you will, paint the strategic direction that we're taking with regard to these products. So right now, our plan is to target, very specifically for year one, a series of new, what I'll call E-pharma or IMS information based products. To extend the Trizetto ASP business model on a worldwide basis. And to Web enable and ASP our Erisco business.

                  Moving into year two, we are anticipating a whole series of new and very interesting pharma type products that we already know there is demand for. Such as for example, E-compliance EDTC and new information products for the broader healthcare market. Of course, we'll be working on, throughout this entire time, the Global Portal enhancement and additional applications to ride on that Global Portal, and the integration of global healthcare information.

                  Now as you get to the long-term view, there are a whole series of very exciting products for pharma and for the payers that we think are possible as we start to bring together more and more of these disparate databases. For example, disease management, this is a very interesting area, a very topical, certainly would be of extremely high value outside the United States as well as here at home. Outcomes is really the Holy Grail. How do you prove what type of treatment works the best and is most cost effective? Thus truly improving health. That's what Outcomes is all about. And this very interesting new emerging arena of genomics, which is looking like it's going to generate all sorts of fascinating information bases and opportunities going forward, that pharma is already very interested in exploring. So that's a broad-brush picture of the new product roadmap that we'll be moving down going forward.

                  Now, based on all of these components, our business model, our strategy, our new product plans, we believe the new company will have significant competitive advantages. It is a pure B to B E-health model. It will have financial strength. Both companies have a strong, solid reputation for execution. We'll leverage advanced technology in the global distribution channel and provide mission critical product which cannot be replicated in the market place.

                  Now I'd like to move on to the financials, and introduce Jim Malone to review the Proforma financial statements. Jim...

Jim Malone:       Thank you Vickie. Good morning everyone. The financial
                  profiles of IMS Health and Trizetto are very different today.
                  On completion of the deal, IMS's strong financial profile remains in tact, while Trizetto's is improved. RX will [unintelligible], transfer Erisco to Trizetto, discontinue product lines, and adjust its tax rate. Trizetto will pick up
                  Erisco, benefit from synergy revenues and increase its R and D efforts. Trizetto will emerge with a stronger financial position. On a Proforma basis for 1999, revenue has more than doubled by the inclusion of ERISCO's 1999 results. Our outlook is for the combination of Trizetto's and ERISCO's growth rate to be in a range of 50 to 70 percent. Proforma in 1999 operating income improves to break even, moving in profitability in 2000, exclusive of the amortization we rated through this transaction. Moving to the IMS side, IMS's strong financial advantages remain in place. Revenue growth is consistent with earlier [?] guidance at about 15 percent CD, cost in dollars, and operating income and net income growth of 18 to 20 percent. These results do not include Strategic
                  Technologies or Erisco. As part of this transaction, IMS will discontinue product lines, write down or abandon certain assets, and move to an affective tax rate of the low 30's. The net impact of these actions are reflected in IMS's 1999
                  Proforma financial profile. Revenues have been decreased by about $75 million. And net income has been reduced by a nominal amount. Moving to the next slide, beginning this year, we will invest to leverage the potential of the combination of IMS and Trizetto. We are excited about the new product revenue boost, which results from this investment. Incremental revenues are expected to grow from $12 million this year, to nearly $160 million in 2003, representing an excess of $300 million in 2003

                  Consistent with our advanced practices, we will in the next few weeks, issue an investor information kit to provide more comprehensive financial information about this transaction.

V. Fash: Thank you Jim. In summary, the value created by this new combination is as follows: Value to IMS Health investors, an Internet play which couples solid RX equity with the exciting TZIX profile, unlocking hidden value, accelerating our Internet conversion, opening up new data sources across the medical economy, broadening our market opportunity into the larger healthcare arena, giving financial advantage, sustaining our competitive leadership. For Trizetto investors, the acceleration of ASP revenue growth, increased profitability, global expansion, entry into the pharma market, and a cash infusion. When you sum it all up, the investor value proposition is high growth, immediate E-business offerings, financial advantages, the largest addressable market, and a sustainable E-business model. Based on the strategy and business model, we truly believe that we have the opportunity here to enable our customers to advance world health as the global leader in E-healthcare. That concludes the formal portion of our presentation. And now we'd be happy to take your questions.

THIS RELEASE MAY CONTAIN FORWARD-LOOKING INFORMATION (STATEMENTS THAT ARE NOT HISTORICAL FACTS AND RELATE TO FUTURE PERFORMANCE) THAT INVOLVES RISKS AND UNCERTAINTIES. THE FORWARD-LOOKING STATEMENTS ARE MADE

PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS MAY INCLUDE STATEMENTS ABOUT FUTURE NET REVENUES, PROFITS, AND FINANCIAL RESULTS, THE MARKET FOR TRIZETTO'S SERVICES, FUTURE SERVICE OFFERINGS, CLIENT AND PARTNER RELATIONSHIPS, AND TRIZETTO'S OPERATIONAL CAPABILITIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE STATED IN ANY FORWARD-LOOKING STATEMENTS BASED ON A NUMBER OF FACTORS, INCLUDING THE EFFECTIVENESS OF TRIZETTO'S IMPLEMENTATION OF ITS BUSINESS PLAN, THE MARKET'S ACCEPTANCE OF TRIZETTO'S SERVICES, RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH, RELIANCE ON THIRD PARTIES TO SUPPLY KEY COMPONENTS OF TRIZETTO'S SERVICES, ATTRACTION AND RETENTION OF EMPLOYEES, VARIABILITY OF QUARTERLY OPERATING RESULTS, INCLUDING THE EFFECTS OF THE CLIENT PURCHASING PATTERNS DUE TO YEAR 2000 ISSUES, COMPETITIVE FACTORS, RISKS ASSOCIATED WITH ACQUISITIONS, CHANGES IN DEMAND FOR THIRD PARTY PRODUCTS OR SOLUTIONS, WHICH FORM THE BASIS OF TRIZETTO'S SERVICE OFFERINGS, AND RISKS ASSOCIATED WITH RAPIDLY CHANGING TECHNOLOGY, AS WELL AS THE RISKS IDENTIFIED IN TRIZETTO'S SEC FILINGS, INCLUDING INFORMATION UNDER THE HEADING OF RISK FACTORS IN ITS FORM S-1 FILED IN OCTOBER 1999.

THIS RELEASE INCLUDES STATEMENTS WHICH MAY CONSTITUTE FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALTHOUGH IMS HEALTH BELIEVES THE EXPECTATIONS CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE CORRECT. THIS INFORMATION MAY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS OF IMS HEALTH TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS WHICH COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO (I) THE RISKS ASSOCIATED WITH OPERATING ON A GLOBAL BASIS, INCLUDING FLUCTUATIONS IN THE VALUE OF FOREIGN CURRENCIES RELATIVE TO THE U.S. DOLLAR, AND THE ABILITY TO SUCCESSFULLY HEDGE SUCH RISKS, (II) TO THE EXTENT IMS HEALTH SEEKS GROWTH THROUGH ACQUISITIONS AND JOINT VENTURES, THE ABILITY TO IDENTIFY, CONSUMMATE AND INTEGRATE ACQUISITIONS AND VENTURES ON SATISFACTORY TERMS, (III) THE ABILITY TO DEVELOP NEW OR ADVANCED TECHNOLOGIES AND SYSTEMS FOR ITS BUSINESSES ON TIME AND ON A COST-EFFECTIVE BASIS, (IV) REGULATORY, LEGISLATIVE AND ENFORCEMENT INITIATIVES, PARTICULARLY IN THE AREAS OF MEDICAL PRIVACY AND TAX, AND (V) DETERIORATION IN ECONOMIC CONDITIONS, PARTICULARLY IN THE PHARMACEUTICAL, HEALTHCARE OR OTHER INDUSTRIES IN WHICH IMS HEALTH'S CUSTOMERS OPERATE. ADDITIONAL INFORMATION ON FACTORS THAT MAY AFFECT THE BUSINESS AND FINANCIAL RESULTS OF THE COMPANY CAN BE FOUND IN FILINGS OF THE COMPANY MADE FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

IMS Health Incorporated ("IMS") and The TriZetto Group, Inc. ("TriZetto") plan to file a Registration Statement on Form S-4 and other relevant documents with the Securities and Exchange Commission (the "SEC")in connection with the Merger, and IMS and TriZetto expect to mail a Joint Proxy Statement/Prospectus to stockholders of IMS and TriZetto containing information about the Merger. Investors and security holders are urged to read the Registration Statement, the Joint Proxy Statement/Prospectus, and other documents filed with the SEC carefully when they are available. The Registration Statement, Joint Proxy Statement/Prospectus, and other filings will contain important information about IMS, TriZetto, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Investors will be able to obtain copies of the documents free of charge from IMS by directing a request through the Investor Information portion of IMS's website at http://www.imshealth.com or by mail to IMS Health Incorporated, 200 Nyala Farms, Westport, CT 06880, attention: Investor Relations, telephone: 203-222-4250. Documents filed by TriZetto will be available free of charge from TriZetto by directing a request through the Investor Information portion of TriZetto's website at http://www.trizetto.com or by directing a request by mail to The TriZetto Group, Inc., 567 San Nicolas Drive, Newport Beach, CA 92660, attention:
Investor Relations, telephone: (949) 219-2200. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, IMS and TriZetto file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by IMS or TriZetto at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. IMS's and

TriZetto's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

         INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

         IMS, its directors, executive officers and certain other members of management and employees may be soliciting proxies from IMS stockholders in favor of approval and adoption of the merger agreement. Information concerning the participants in the solicitation will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.